News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

For Immediate Release

FORDING REPORTS TAX INFORMATION

FOR 2005 DISTRIBUTIONS

CALGARY, February 23, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today reports the following income tax information for cash distributions declared in 2005 for unitholders resident in Canada and paid in 2005 for unitholders resident in the United States.

Unitholders are strongly urged to consult their tax advisors with respect to their particular circumstances.

Canadian Tax Information for Unitholders Resident in Canada

The following information is based on the Trust’s understanding of the Income Tax Act (Canada) and regulations thereunder, and is provided for general information only. T3 Statement of Trust Income Allocations and Designations forms are expected to be available by March 31, 2006.

The following table provides the cash distributions declared in 2005, in Canadian dollars. The stated amounts are on a per unit basis and reflect the units outstanding when the payments were declared. Units were split on a 3-for-1 basis effective September 6, 2005.

		Amount Per Unit
Record date	Payment date	Other Taxable Income (taxable)	Return of Capital (tax deferred)	Total Distribution Paid
March 31, 2005	April 15, 2005	$ 0.893332	$ 0.406668	$ 1.30
June 30, 2005	July 15, 2005	1.924101	0.875899	2.80
September 30, 2005	October 14, 2005	1.464805	0.335195	1.80
December 30, 2005	January 13, 2006	1.302049	0.297951	1.60
Reorganization Distribution:
August 23, 2005	September 15, 2005	-	0.01177	0.01177

The “Other Taxable Income” amount is the portion of the distributions that is to be included in the taxable income of unitholders. The “Return of Capital” amount of the distributions is not taxable but should be deducted from the adjusted cost base of unitholder’s units of the Trust. Both of these amounts will be reported on the T3 statements. In addition, in respect of the

Reorganization Distribution unitholders of record will be required to increase their adjusted cost base by $0.01 per unit. This amount will be reported to unitholders on a T5008 statement.

Tax Information for Unitholders Resident in the United States

Distributions by the Trust in the 2005 calendar year are considered foreign-source dividend income under U.S. federal income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends,” eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions paid by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

Cash distributions in 2005 are reported as follows in U.S. dollars. The stated amounts are on a per unit basis and reflect the units outstanding when the payments were made. Units were split on a 3-for-1 basis effective September 6, 2005.

		U.S. $ Amount per Unit
Record date	Payment date	Qualified Dividends (taxable)	Withholding Tax Deducted in Canada
December 31, 2004	January 14, 2005	$ 1.080093	$ 0.162014
March 31, 2005	April 15, 2005	1.074735	0.161210
June 30, 2005	July 15, 2005	2.284595	0.342689
September 30, 2005	October 14, 2005	1.550254	0.232538
Reorganization Distribution:
August 23, 2005	September 15, 2005	0.001476	0.001476

It is possible that the U.S. dollar amount was different for non-registered, or beneficial, unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates. Pursuant to the Reorganization Distribution U.S. residents received a qualified dividend only in respect of the amount deducted as withholding tax in Canada.

The distribution payable to record holders on December 31, 2005 and paid on January 13, 2006 to unitholders resident in the United States will be reported as a dividend for the 2006 calendar year.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich                                                                Catherine Hart

Director, Investor Relations                                                Investor Relations Analyst

403-260-9834                                                                          403-260-9817

Email: investors@fording.ca

Website: www.fording.ca